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                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



                                SPAR GROUP, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   784933 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Lawrence David Swift, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
                                 (212) 704-6000
--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 8, 1999
     -----------------------------------------------------------------------

             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .



                         (CONTINUED ON FOLLOWING PAGES)

CUSIP NO. 784933 10 3              SCHEDULE 13D           PAGE  2  OF  10  PAGES
          -----------                                          ---    ----


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert G. Brown, individually and as co-trustee of Grantor Trust I of Robert G. Brown

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]

                                                                  (b) [X]
    3       SEC USE ONLY

    4       SOURCE OF FUNDS*

            OO

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

      NUMBER OF             7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  5,576,965
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH               8      SHARED VOTING POWER

                                   1,980,000

                            9      SOLE DISPOSITIVE POWER

                                   5,576,965

                           10      SHARED DISPOSITIVE POWER

                                   1,980,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,556,965 (includes 1,980,000 shares held in trusts of which Robert
         G. Brown is a co-trustee)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         41.7% (includes 10.9% representing shares held in trusts of which Robert G. Brown is a co-trustee)

14       TYPE OF REPORTING PERSON*

         IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 10 pages

CUSIP NO. 784933 10 3           SCHEDULE 13D           PAGE   3  OF 10  PAGES
                                                             --     --

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James R. Brown, Sr. individually and as co-trustee of Grantor Trust I of Robert G. Brown

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]

                                                                     (b) [X]
    3       SEC USE ONLY

    4       SOURCE OF FUNDS*

            00

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

      NUMBER OF             7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  25,000
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH               8      SHARED VOTING POWER

                                   1,980,000

                            9      SOLE DISPOSITIVE POWER

                                   25,000

                           10      SHARED DISPOSITIVE POWER

                                   1,980,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         205,000 (does not include 1,800,000 shares held in Grantor Trust I of Robert G. Brown of which James R.
                     Brown, Sr. is a co-trustee)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.1% (does not include 9.9% representing shares held in Grantor Trust I of Robert G. Brown of which James R.
                  Brown, Sr. is a co-trustee)

14       TYPE OF REPORTING PERSON*

         IN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 10 pages

CUSIP NO. 784933 10 3                              PAGE   4   OF   10  PAGES
                                                        -----    -----


ITEM 1.           SECURITY AND ISSUER.

         This statement on Schedule 13D is being filed by the Reporting Persons with respect to the common stock, par value $.01 per share (the "Common Stock"), of SPAR Group, Inc., a Delaware corporation formerly known as PIA Merchandising Services, Inc. (the "Company"). This statement is being filed in connection with the consummation of the merger (the "Merger") of SG Acquisition, Inc., a Nevada corporation and a wholly-owned subsidiary of the Company prior to the Merger ("PIA Acquisition") into SPAR Acquisition, Inc., a Nevada corporation and wholly-owned subsidiary of the Company ("SAI"). Pursuant to the Merger, the Company has been renamed "SPAR Group, Inc." The address of the Company's principal executive offices is 19900 MacArthur Boulevard, Suite 900, Irvine, California 92612.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This statement is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by
(i) Mr. Robert G. Brown, individually and as a co-trustee of Grantor Trust I of Robert G. Brown dated March 22, 1999 ("Grantor Trust I") for the benefit of Robert G. Brown's children, and (ii) Mr. James R. Brown, Sr., individually and as a co-trustee of Grantor Trust I. This statement is not being filed on behalf of Grantor Trust II of Robert G. Brown dated March 22, 1999 ("Grantor Trust II") for the benefit of James R. Brown, Sr.'s children due to the fact that Grantor Trust II owns 180,000 shares of Common Stock, or less than 5% of the Company's outstanding Common Stock, and as a result is not a "Reporting Person" required to file a Schedule. However, all of the 180,000 shares owned by Grantor Trust II are being reported on this statement under the beneficial ownership of James R. Brown, Sr. and Robert G. Brown who, together with Mr. William H. Bartels, are co-trustees of Grantor Trust II. Robert G. Brown and James R. Brown, Sr. are sometimes referred to individually as a "Reporting Person" and collectively as the "Reporting Persons".

         Information with respect to each Reporting Person is given solely by such Reporting Person, no Reporting Person has responsibility for the accuracy or completeness of the information supplied by any other Reporting Person, and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only.

         The Reporting Persons may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that such a "group" exists.

         (b) Mr. Robert G. Brown's business address is c/o the Company, 303 South Broadway, Suite 140, Tarrytown, New York 10591. The business address of Mr. James R. Brown, Sr. is c/o Commonwealth of Massachusetts, Community College Counsel's Office,

                               Page 4 of 10 pages

CUSIP NO. 784933 10 3                                   PAGE  5   OF   10  PAGES
                                                             ----    -----


Springs Road, Bldg. 2, Bedford, MA 01730.

         (c) Mr. Robert G. Brown's principal occupation is Chief Executive Officer, President, Chairman of the Board of Directors, and Director of the Company. Mr. James R. Brown, Sr. is an attorney for the Commonwealth of Massachusetts.

         (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Reporting Persons is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 8, 1999, the Merger contemplated by the Agreement and Plan of Merger dated as of February 28, 1999, as amended as of May 14, 1999 (as amended, the "Merger Agreement") among the Company, PIA Acquisition, PIA Merchandising, Co., Inc., a California corporation and a wholly-owned subsidiary of the Company ("PIA Merchandising"), SAI, SPAR MCI Performance Group, Inc., a Delaware corporation, SPAR Incentive Marketing, Inc., a Delaware corporation, SPAR Marketing Force, Inc., a Nevada corporation, SPAR Marketing, Inc., a Delaware corporation, SPAR, Inc., a Nevada corporation, SPAR/Burgoyne Retail Services, Inc., an Ohio corporation, SPAR Marketing, Inc., a Nevada corporation, and SPAR Trademarks, Inc., a Nevada corporation (all of the SPAR companies collectively, the "SPAR Companies"), was consummated. As a result of the Merger, PIA Acquisition, a wholly owned subsidiary of the Company, merged with and into SAI, the ultimate parent company of the SPAR Companies, with SAI as the surviving corporation.

         Pursuant to the Merger Agreement, on July 8, 1999, in exchange for outstanding shares of SAI common stock, 5,576,965 shares of Common Stock were issued to Robert G. Brown individually, 1,800,000 shares of Common Stock were issued to Grantor Trust I, and 180,000 shares of Common Stock were issued to Grantor Trust II. In addition, 25,000 shares of Common Stock were issued to James R. Brown, Sr., individually. Each of Robert G. Brown, James R. Brown, Sr. and William H. Bartels is a co-trustee of Grantor Trust I and Grantor Trust II, respectively.


                               Page 5 of 10 pages

CUSIP NO. 784933 10 3                              PAGE   6  OF   10  PAGES
                                                        ----    -----


         The description of the Merger Agreement in this statement does not purport to be complete and is qualified in its entirety by the express terms and provision of the Merger Agreement. A copy of the Merger Agreement and the amendment thereto are attached as Exhibit 2 and Exhibit 3 hereto, respectively, and are incorporated herein by reference.

ITEM 4.           PURPOSE OF TRANSACTION.

         Pursuant to the Merger Agreement, on July 8, 1999, following the approval of the Company's stockholders at the annual meeting of stockholders held on that date (the "Annual Meeting"), PIA Acquisition merged with and into SAI, with SAI continuing as the surviving corporation and a wholly-owned subsidiary of the Company. The purpose of the Merger was to combine the businesses of the Company and the SPAR Companies and for Robert G. Brown and William H. Bartels (together, the "SAI Principals") to acquire control of the Company. Immediately prior to the consummation of the Merger, SAI owned, directly or indirectly, all of the issued and outstanding capital stock of the SPAR Companies. On July 8, 1999, as part of the transactions contemplated by the Merger Agreement, the Company (a) amended its certificate of incorporation to
(i) change its name to "SPAR Group, Inc.", (ii) increase the number of authorized shares of its Common Stock, from 15,000,000 to 47,000,000, and (iii) delete the prohibition on stockholder action by written consent without a meeting under Delaware law, and (b) amended its Amended and Restated 1995 Stock Option Plan (the "1995 Stock Option Plan"), to increase the number of shares of Common Stock reserved for issuance upon exercise of stock options granted thereunder from 1.3 million to 3.5 million.

         As a result of the Merger (a) the holder of each share of the common stock of SAI issued and outstanding at the effective time of the Merger received one share of Common Stock, or an aggregate of 12,659,487 shares of Common Stock and (b) the Company assumed all of the stock options of SAI outstanding at the effective time of the Merger and issued substitute options to acquire 134,114 shares of Common Stock, at an exercise price of $.01 per share, to the holders thereof. The Company also issued stock options to acquire an aggregate of 2,133,744 shares of Common Stock to certain of its employees, consultants and other persons performing valuable services to the Company under the 1995 Stock Option Plan.

         In exchange for their shares of SAI common stock, the existing stockholders of SAI, including the SAI Principals prior to the Merger, Robert G. Brown and William H. Bartels, were issued shares of Common Stock and substitute options representing approximately 70% of the outstanding shares of Common Stock immediately following the Merger. As a result of the Merger, Robert G. Brown may be deemed to be the beneficial owner, directly or indirectly, of approximately 41.7% of the outstanding shares of Common Stock and Mr. William H. Bartels, the Vice Chairman and a director of the Company, may be deemed to be the beneficial owner of approximately 26.5% of the outstanding shares of Common Stock.

                       Page 6 of 10 pages

CUSIP NO. 784933 10 3                                 PAGE  7   OF  10  PAGES
                                                           ----    -----



         In connection with the Merger, Robert G. Brown was appointed the Chairman, Chief Executive Officer and President of the Company. In addition, at the closing of the Merger, except for Mr. Patrick W. Collins and Mr. J. Christopher Lewis, all of the Company's seven directors elected at the Annual Meeting resigned from the Board of Directors of the Company. Messrs. Collins and Lewis appointed Messrs. Brown and Bartels and Mr. Robert O. Aders to fill three of the remaining five vacancies on the Board. There are currently two vacancies on the Board. As an officer and director of the Company, Robert G. Brown regularly explores potential actions and transactions which may be advantageous to the Company, including without limitation possible mergers, acquisitions, or other material changes in the business, corporate structure, capitalization, management, policies, securities or regulatory or reporting obligations of the Company.

         As a result of Nasdaq's determination that the Merger constituted a "reverse merger" under Nasdaq Marketplace Rule 4330(f), Nasdaq has informed the Company that, as a result of the Merger, the Company must satisfy Nasdaq's initial listing requirements for continued quotation of the Common Stock on the Nasdaq National Market. A hearing is scheduled with Nasdaq on August 12, 1999 at which the Company will appeal Nasdaq's determination. While the Company is appealing this determination from Nasdaq, there can be no assurance that such appeal will be successful and, if the Company cannot meet such initial listing requirements and all other Nasdaq requirements, the Common Stock could be delisted from the National Market. If this occurs, the Company presently intends to list the Common Stock on the Nasdaq Small Cap Market, American Stock Exchange or other national securities exchange.

         Except as otherwise set forth herein, and except for the activities of Robert G. Brown on behalf of the Company, the Reporting Persons have no plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

                               Page 7 of 10 pages

CUSIP NO. 784933 10 3                                 PAGE  8   OF  10  PAGES
                                                           ----    ----



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Amount beneficially owned: Robert G. Brown beneficially owns 7,556,965 shares of Common Stock, representing, based upon the approximately 18,142,459 shares of Common Stock issued and outstanding immediately following the Merger, 41.7% of the outstanding shares of Common Stock. These shares include 5,576,965 shares owned directly by him, 1,800,000 shares owned by Grantor Trust I and 180,000 shares owned by Grantor Trust II. Robert G. Brown is a co-trustee of each of Grantor Trust I and Grantor Trust II. James R. Brown, Sr. beneficially owns 205,000 shares of Common Stock, comprising 1.1% of the outstanding shares of Common Stock. These shares include 25,000 shares held directly by him and 180,000 shares owned by Grantor Trust II. Pursuant to Rule 13(d)-4 of the Exchange Act, James R. Brown, Sr. disclaims any beneficial ownership interest in the 1,800,000 shares of Common Stock owned by Grantor Trust I. James R. Brown, Sr. is a co-trustee of each of Grantor Trust I and Grantor Trust II.

         (b) Mr. Robert G. Brown has the sole power to vote or to dispose of 5,576,965 shares of Common Stock. Mr. James R. Brown, Sr. has the sole power to vote or to dispose of 25,000 shares of Common Stock. Robert G. Brown and James
R. Brown, Sr., as co-trustees, share the power to vote or dispose of 1,800,000 shares of Common Stock owned by Grantor Trust I and 180,000 shares of Common Stock owned by Grantor Trust II, respectively. Mr. Williams H. Bartels is a co-trustee of each of Grantor Trust I and Grantor Trust II, and shares the power to vote or dispose of such shares with Messrs. Robert G. Brown and James R. Brown, Sr.

         (c) During the past 60 days, Robert G. Brown and James R. Brown, Sr. acquired securities pursuant to the Merger discussed in Item 3 above. Also, on July 8, 1999, the Board granted Robert G. Brown (i) options to purchase 382,986 shares of the Company's Common Stock exercisable at $5.50 per share, which options vest in equal installments over a four year period commencing July 8, 1999 and (ii) options to purchase 382,986 shares of the Company's Common Stock exercisable at $5.50 per share, which options vest when the stock price of the Common Stock is equal to $10.00.

         (d) Grantor Trust I and Grantor Trust II have the right to receive dividends or proceeds from the sale of the Common Stock owned by each trust. In addition, Robert G. Brown has the sole power to reacquire the Common Stock from Grantor Trust I and Grantor Trust II by substituting other property with equitable value to the Common Stock.

         (e)  Not applicable.


                               Page 8 of 10 pages

CUSIP NO. 784933 10 3                               PAGE   9   OF 10   PAGES
                                                          ----    ----


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In addition to the information contained elsewhere in this statement, 761,413 shares of Common Stock owned by Mr. Robert G. Brown are currently held in escrow pursuant to an indemnity escrow agreement dated July 8, 1999 to cover certain indemnity obligations under the Merger Agreement. A copy of the agreement is attached hereto as Exhibit 4 and is incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1: Joint Filing Agreement dated July 14, 1999 between Robert G. Brown, individually and as a co-trustee of Grantor Trust I and James R. Brown, Sr. individually and as a co-trustee of Grantor Trust I.

         Exhibit 2: Agreement and Plan of Merger dated as of February 28, 1999 among the Company, SAI, PIA Merchandising, PIA Acquisition and the SPAR Companies (the "Merger Agreement").

         Exhibit 3: First Amendment to Merger Agreement dated as of May 14, 1999 among the Company, SAI, PIA Merchandising, PIA Acquisition and the SPAR Companies.

         Exhibit 4:        Indemnity Escrow Agreement dated as of July 8,
                           1999 among the Company, SAI, PIA Merchandising, PIA Acquisition, the SPAR Companies, Robert G. Brown, William H. Bartels, and Parker Chapin Flattau & Klimpl, LLP, as escrow agent.



                               Page 9 of 10 pages

CUSIP NO. 784933 10 3                             PAGE  10   OF  10  PAGES
                                                        ---      ---

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 1999


                                    /s/ Robert G. Brown
                                    --------------------------------------------
                                    Robert G. Brown, individually and as co-
                                    trustee of Grantor Trust I of Robert G.
                                    Brown


                                    /s/ James R. Brown, Sr.
                                    --------------------------------------------
                                    James R. Brown, Sr., individually and as co-
                                    trustee of Grantor Trust I of Robert G.
                                    Brown





                               Page 10 of 10 pages